Exhibit 99.1

Canaan Unveils the New Avalon A1566 Mining Machines at Bitcoin Asia

SINGAPORE, May 9, 2024 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today debuted its newest product, the A1566 of the Avalon A15 series, at the Bitcoin Asia exhibition in Hong Kong on May 9th, 2024.

The Avalon Miner A1566, with an outstanding computing power of 185Thash/s and a targeted optimized energy efficiency ratio of 18.5J/T, is the second generation of 1xJ/T series products released by Canaan. The A1566 provides a more dependable mining experience, setting a new benchmark in performance with improved power efficiency. The new model is the result of Canaan’s ongoing market research, heightened investment in product development, and partnership with partners to create chips that perform better using the most recent advanced process. Canaan believes that the A1566 will let users actively adapt to the “post-halving” period, boosting profitability and risk resistance even more.

The Bitcoin Asia exhibition also features Canaan’s consumer-oriented product line, the Avalon Nano 3, as well as the Company’s comprehensive solutions. The Avalon Nano 3 has become more and more popular in the consumer market thanks to its features like hand-warming, a wide range of color selection, and mobility.

With the introduction of A1566, along with Avalon Nano 3, as well as Canaan’s comprehensive solutions, the Company remains committed to advancing mining technology, aiming to provide more efficient and cost-effective solutions for bitcoin miners worldwide.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, under the leadership of Mr. Nangeng Zhang, founder and CEO, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name, Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Investor Relations Contact:

Canaan Inc.

Ms. Xi Zhang

Email: IR@canaan-creative.com

ICR, LLC.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com